UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

December 15, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,060,060*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,060,060*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,060*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.99%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 1,672,000 Shares issuable upon exercise of warrants. Does not include other existing warrants for an aggregate of 95,164 Shares, which are not currently exercisable due to restrictions on exercise that prevent the holder from exercising them to the extent it and its affiliates would beneficially own more than 19.99% of the outstanding Shares (the “19.99% Limitation”).
** This percentage is based on a total of 20,315,372 Shares outstanding, which is the sum of 18,643,372 Shares outstanding as of December 19, 2017, plus 1,672,000 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,883,108*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,833,108*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,833,108*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.27%**
12	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 1,204,885 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 19,848,257 Shares outstanding, which is the sum of 18,643,372 Shares outstanding as of December 19, 2017, plus 1,204,885 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 377,747*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 377,747*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,747*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.01%**
12	TYPE OF REPORTING PERSON (See Instructions) PN
* Includes 160,651 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 18,804,023 Shares outstanding, which is the sum of 18,643,372 Shares outstanding as of December 19, 2017, plus 160,651 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 944,369*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 944,369*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,369*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%**
12	TYPE OF REPORTING PERSON (See Instructions) PN
* Includes 401,628 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 19,045,000 Shares outstanding, which is the sum of 18,643,372 Shares outstanding as of December 19, 2017, plus 401,628 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,060,060*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,060,060*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,060*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.99%**
12	TYPE OF REPORTING PERSON (See Instructions) PN
* Includes 1,672,000 Shares issuable upon exercise of warrants. Does not include other existing warrants for an aggregate of 95,164 Shares, which are not currently exercisable due to the 19.99% Limitation.
** This percentage is based on a total of 20,315,372 Shares outstanding, which is the sum of 18,643,372 Shares outstanding as of December 19, 2017, plus 1,672,000 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,060,060*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,060,060*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,060*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.99%**
12	TYPE OF REPORTING PERSON (See Instructions) CO
* Includes 1,672,000 Shares issuable upon exercise of warrants. Does not include other existing warrants for an aggregate of 95,164 Shares, which are not currently exercisable due to the 19.99% Limitation.
** This percentage is based on a total of 20,315,372 Shares outstanding, which is the sum of 18,643,372 Shares outstanding as of December 19, 2017, plus 1,672,000 warrants that are currently exercisable.

Item 1(a). Name of Issuer:

Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

1235 Radio Road, Suite 110, Redwood City, CA 94065

Item 2(a). Name of Person(s) Filing:

This statement is filed by:

(i)	Oracle Partners, L.P., a Delaware limited partnership (“Partners”), with respect to the shares of the Issuer’s common stock, par value $0.001 per share (“Shares”), directly owned by it;
(ii)	Oracle Institutional Partners, L.P., a Delaware limited partnership (“Institutional Partners”), with respect to the Shares directly owned by it;
(iii)
Oracle Ten Fund Master, LP, a Delaware limited partnership (“Ten Fund” and, together with Partners and Institutional Partners, the “Oracle Partnerships”), with respect to the Shares directly owned by it;

(iv)
Oracle Associates, LLC, a Delaware limited liability company (“Oracle Associates”), which serves as the general partner of the Oracle Partnerships, and may be deemed to indirectly own, by virtue of the foregoing relationship, the Shares directly owned by the Oracle Partnerships;

(v)
Oracle Investment Management, Inc., a Delaware corporation (the “Investment Manager”), which serves as the investment manager of the Oracle Partnerships, and may be deemed to indirectly own the Shares directly owned by the Oracle Partnerships; and

(vi)
Mr. Larry N. Feinberg (“Mr. Feinberg”), who serves as the managing member of Oracle Associates and as the sole shareholder, director and president of the Investment Manager, and may be deemed to indirectly own, by virtue of the foregoing relationships, the Shares directly owned by the Oracle Partnerships.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830.

Item 2(c). Citizenship:

Mr. Feinberg is a citizen of the United States of America.  See Item 2(a) for the place of organization of the other Reporting Persons.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e). CUSIP Number:

834203200

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) (b) (c) (d) (e) (f) (g) (h) (i) (j) (k)
☐ Broker or dealer registered under Section 15 of the Act.
☐ Bank as defined in section 3(a)(6) of the Act.
☐ Insurance company as defined in section 3(a)(19) of the Act.
☐ Investment company registered under section 8 of the Investment Company Act of 1940.
☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership:

A. Larry N. Feinberg
(a) Amount beneficially owned: 4,060,060
(b) Percent of class: 19.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 4,060,060
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 4,060,060

B. Oracle Partners, L.P.
(a) Amount beneficially owned: 2,833,108
(b) Percent of class: 14.27%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,833,108
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,833,108
C. Oracle Institutional Partners, L.P.
(a) Amount beneficially owned: 377,747
(b) Percent of class: 2.01%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 377,747
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 377,747

D. Oracle Ten Fund Master, LP
(a) Amount beneficially owned: 944,369
(b) Percent of class: 4.96%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 944,369
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 944,369

G. Oracle Associates, LLC
((a) Amount beneficially owned: 4,060,060
(b) Percent of class: 19.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 4,060,060
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 4,060,060

H. Oracle Investment Management, Inc.
(a) Amount beneficially owned: 4,060,060
(b) Percent of class: 19.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 4,060,060
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 4,060,060

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99.1
Joint Filing Agreement, dated December 26, 2017, by and among, Larry N. Feinberg, Oracle Partners, L.P., Oracle Ten Fund Partners LP, Oracle Institutional Partners, L.P.,  Oracle Associates, LLC and Oracle Investment Management, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2017

ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE TEN FUND PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member
ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Larry N. Feinberg, President

ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Larry N. Feinberg, Manager Member
/s/ Larry N. Feinberg Larry N. Feinberg, individually